SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 29 August 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Holding(s) in Company dated 21 August 2008
99.2	Holding(s) in Company dated 21 August 2008
99.3	Holding(s) in Company dated 22 August 2008
99.4	Holding(s) in Company dated 22 August 2008
99.5	Holding(s) in Company dated 22 August 2008
99.6	Holding(s) in Company dated 28 August 2008

99.1

1 August
 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	CREDIT SUISSE INTERNATIONAL
4. Full name of shareholder(s) (if different from 3) :
5. Date of transaction (and date on which the threshold is crossed or reached if different):	18 AUGUST 2008
6. Date on which issuer notified:	20 AUGUST 2008
7. Threshold(s) that is/are crossed or reached:	BELOW 3%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	I ndirect	Direct	I ndirect
GB00B1WQCS47	9,075,632	9,075,632	BELOW 3%	N/A	N/A	BELOW 3%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
BELOW 3%	BELOW 3%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
CREDIT SUISSE SECURITIES (
EUROPE
) LIMITED IS A PART OF THE INVESTMENT BANKING DIVISION OF CREDIT SUISSE ("CSIBD"), WHICH IS PART OF T
HE CREDIT SUISSE GROUP ("CSG").
  CSIBD IS A SEGREGATED BUSINESS UNIT WITHIN CSG WITH AN INDEPENDENT MANAGEMENT STRUCTURE AND EXERCISES ITS VOTING RIGHTS INDEPENDENTLY FROM OTHE
R
DIVISIONS OF CSG.

Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N OTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 2 85 , 552 , 193
14 Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone name:	01 895 512 242

99.2

21
 August
 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify)

3. Full name of person(s) subject to notification obligation:	MORGAN STANLEY (Institutional Securities Group and Global Wealth Management)
4. Full name of shareholder(s) (if different from 3) :
5. Date of transaction (and date on which the threshold is crossed or reached if different):	13 A UGUST 2008
6. Date on which issuer notified:	15 AUGUST 2008
7. Threshold(s) that is/are crossed or reached:	TO UNDER 6%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	I ndirect	Direct	I ndirect
GB00B1WQCS47	17 , 489 , 093	17 , 489 , 093	4 , 183 , 615	4 , 183 , 615	N/A	1.46%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
P HYSICALLY SETTLED CALL OPTIONS	19 DECEMBER 2008		9,7 5 0,000	3. 42%
PHYSICALLY SETTLED CALL OPTIONS	17 OCTOBER 2008		2,466,096	0.8 6%

Total (A+B)
Number of voting rights	Percentage of voting rights
1 6 , 399 , 711	5.74%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Morgan Stanley Securities Limited	1 3 , 130 , 833	4.59%
Morgan Stanley & Co Incorporated	18,878	0.00%
Morgan Stanley & Co International Plc	3,250,000	1.1 5%

Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N OTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 28 5 , 552 , 193
14 Contact name:	C ATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone name:	01 895 512 242

99.3

2
2
 August
 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	YES
An event changing the breakdown of voting rights
Other (please specify)

3. Full name of person(s) subject to notification obligation:	MORGAN STANLEY (Institutional Securities Group and Global Wealth Management)
4. Full name of shareholder(s) (if different from 3) :
5. Date of transaction (and date on which the threshold is crossed or reached if different):	1 9 A UGUST 2008
6. Date on which issuer notified:	21 AUGUST 2008
7. Threshold(s) that is/are crossed or reached:	TO UNDER 5%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	I ndirect	Direct	I ndirect
GB00B1WQCS47	17 , 771 , 122	17 , 771 , 122	5 , 081 , 631	5 , 081 , 631	N/A	1. 78%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
P HYSICALLY SETTLED CALL OPTIONS	19 DECEMBER 2008		6 , 50 0,000	2.27%
PHYSICALLY SETTLED CALL OPTIONS	17 OCTOBER 2008		2,466,096	0.8 6%

Total (A+B)
Number of voting rights	Percentage of voting rights
1 4 , 047 , 727	4.91%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Morgan Stanley Securities Limited	1 0 , 717 , 190	3.75%
Morgan Stanley & Co Incorporated	711	0.00%
Morgan Stanley & Co International Plc	3,250,000	1.1 4%
MS Capital ( Luxembourg ) SA	65,826	0.02%
Bank MS AG	14,000	0.00%

Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N OTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 28 5 , 552 , 193
14 Contact name:	C ATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone name:	01 895 512 242

99.4

2
2
 August
 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	YES
An event changing the breakdown of voting rights
Other (please specify)

3. Full name of person(s) subject to notification obligation:	MORGAN STANLEY (Institutional Securities Group and Global Wealth Management)
4. Full name of shareholder(s) (if different from 3) :
5. Date of transaction (and date on which the threshold is crossed or reached if different):	20 A UGUST 2008
6. Date on which issuer notified:	2 2 AUGUST 2008
7. Threshold(s) that is/are crossed or reached:	TO OVER 5%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	I ndirect	Direct	I ndirect
GB00B1WQCS47	1 4 , 047 , 727	14 , 047 , 727	2 , 475 , 362	2 , 475 , 362	N/A	0.86%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
P HYSICALLY SETTLED CALL OPTIONS	19 DECEMBER 2008		9 , 75 0,000	3.42%
PHYSICALLY SETTLED CALL OPTIONS	17 OCTOBER 2008		2,466,096	0.8 6%

Total (A+B)
Number of voting rights	Percentage of voting rights
1 4 , 691 , 458	5.14%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Morgan Stanley Securities Limited	1 1 , 347 , 654	3.98%
Morgan Stanley & Co Incorporated	13,978	0.00%
Morgan Stanley & Co International Plc	3,250,000	1.1 4%
MS Capital ( Luxembourg ) SA	65,826	0.02%
Bank MS AG	14,000	0.00%

Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N OTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 28 5 , 552 , 193
14 Contact name:	C ATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone name:	01 895 512 242

99.5
2
2
 August
 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	CREDIT SUISSE INTERNATIONAL
4. Full name of shareholder(s) (if different from 3) :
5. Date of transaction (and date on which the threshold is crossed or reached if different):	1 9 AUGUST 2008
6. Date on which issuer notified:	2 1 AUGUST 2008
7. Threshold(s) that is/are crossed or reached:	TO OVER 3%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	I ndirect	Direct	I ndirect
GB00B1WQCS47	BELOW 3%	BELOW 3%	10,060,909	10,060,909	N/A	3.41%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
10,060,909	3.41%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
CREDIT SUISSE SECURITIES (
EUROPE
) LIMITED IS A PART OF THE INVESTMENT BANKING DIVISION OF CREDIT SUISSE ("CSIBD"), WHICH IS PART OF T
HE CREDIT SUISSE GROUP ("CSG").
  CSIBD IS A SEGREGATED BUSINESS UNIT WITHIN CSG WITH AN INDEPENDENT MANAGEMENT STRUCTURE AND EXERCISES ITS VOTING RIGHTS INDEPENDENTLY FROM OTHE
R
DIVISIONS OF CSG.

Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:
14 Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone name:	01 895 512 242

99.6

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	YES
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	MORGAN STANLEY (Institutional Securities Group and Global Wealth Management)
4. Full name of shareholder(s) (if different from 3) :
5. Date of transaction (and date on which the threshold is crossed or reached if different):	21.08.08
6. Date on which issuer notified:	28 .08.08
7. Threshold(s) that is/are crossed or reached:	TO UNDER 5%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	I ndirect	Direct	I ndirect
GB00B1WQCS47	14,691,458	14,691,458	1,618,513	1,618,573	N/A	0.57%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
PHYSICALLY SETTLED CALL OPTIONS	19 December 2008		12,250,00 0	4.28%

Total (A+B)
Number of voting rights	Percentage of voting rights
13,868,573	4.85%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Morgan Stanley Securities Limited	10,526,569	3.69%
Morgan Stanley & Co Incorporated	12,178	0.00%
Morgan Stanley & Co International Plc	3,250,000	1.14%
MS Capital ( Luxembourg ) SA	65,826	0.02%
Bank MS AG	14,000	0.00%

Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 285,552,193
14 Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone name:	01895 512242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	29 August 2008